

Mail Stop 7010

December 22, 2008

<u>**Via U.S. mail and facsimile**</u>

Mr. Wilson Amaral de Oliveira
Chief Executive Officer
Gafisa, S.A.
Av. Nações Unidas No. 8501, 19th Floor
05425-070 São Paulo, Brazil

> **RE: Form 20-F for the fiscal year ended December 31, 2007**
> **File No. 001-33356**

Dear Mr. Amaral:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007</p>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Brazilian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Information on the Company

Capital Expenditures, page 20

2. We note your disclosure of <u>past</u> investments in capital projects. Please also discuss
    here and on page 66 your principal capital expenditures and divestitures <u>currently in
    progress</u> as required by Item 4.A.6 of Form 20-F.

Critical Accounting Policies and Estimates, page 50

3. Please revise your critical accounting policies to include your policy for evaluating
    that properties held for sale do not exceed their net realizable value. We note from
    your disclosure on page 57 that you have numerous developments in various stages of
    construction. Please revise to explain in detail how you evaluate each of the
    developments for possible impairment. Please also provide the following disclosures
    for each period presented:

    *   To the extent that you evaluate developments differently based on their type
        (high, medium, or low income residential development compared to land
        development), geographical location, stage of completion, etc., please explain the
        differences in your methodology under both Brazilian and US GAAP;
    *   A breakout of the impairment and write-offs by segment (note that these amounts
        should <u>each</u> be separately disclosed and not combined into one number);
    *   The number of developments evaluated for impairment;
    *   The number of developments impaired and the remaining carrying value of those
        neighborhoods; and
    *   A discussion of cancellation rates by segment.

Operating and Financial Review and Prospects

Results of Operations for the Years Ended December 31, 2006 and 2007, page 57

4. You indicate on page 60 that selling expenses increased 53.7% in 2007 compared to
    2006 and general and administrative expenses increased 141% in 2007. Both
    increases are attributed in part to your "aggressive growth strategy". Please revise to
    more fully explain how your aggressive growth strategy impacted both your selling
    and general and administrative expenses. In that regard, it may be helpful to explain
    the types of costs incurred under your previous strategy in prior years and how the
    types and amount of costs changed in 2007.

5. Please revise your discussion of financial expenses and income to explain the reasons
    for the decrease in both financial expenses and financial income during 2007. It is
    unclear the extent to which these changes were attributable to fluctuations in debt
    levels, interest rates or other factors.

Business Segments, 63

6. Please revise to provide an analysis of your segment data for the year ended December 31, 2007 compared to December 31, 2006 and December 31, 2006 compared to December 31, 2005. Please refer to Item 5 of Form 20-F.

Liquidity and Capital Resources, 64

7. You disclose on page 64 that your transactions are financed mainly through the contracting of real estate financing, securitization of receivables and cash flows generated by operations. We note that your cash flows from operations amounted to a net outflow of $496 million for the year ended December 31, 2007. Please tell us how the current global credit market issues have impacted your ability to secure financing. To the extent that you have used alternate funding sources than the ones you have historically used, please tell us what these alternate funding sources are, their terms, and the implications of their use, if any, upon your business. In addition, please tell us how the current credit market issues have affected your customers ability to obtain bank mortgage loans.   Please disclose whether you have had to provide more financing to customers and explain whether there have been any changes to your historical customer default rates.

8. We note your disclosure on pages 67-68 that your debenture contains various financial covenants that are calculated based on Brazilian GAAP. Please provide a comprehensive discussion of the terms of any material covenants and demonstrate your compliance with them during the periods presented. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please also disclose if there are any cross default provisions in your debt agreements which could cause an event of default on one debt agreement to trigger default under another debt agreement. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

9. Please disclose whether your working capital is sufficient for the company's present requirements, or, if not, how you propose to provide the additional capital you need per Item 5.B.1(a) of Form 20-F.

Tabular Disclosure of Contractual Obligations, page 70

10. We note that you have not included your obligation to purchase the remaining 40% of AUSA's capital since it is based on a fair value appraisal of AUSA to be prepared at the future acquisition dates, and therefore is not currently measurable. Please revise to disclose the extent to which the agreement to purchase AUSA contains a maximum or minimum purchase price.

11. Please tell us how you considered Item 5.F.1 of Form 20-F in determining that your table of contractual obligations should exclude deferred income tax liabilities, operating lease obligations, assignments of credits payable, other accounts payable and costs to be incurred on units not yet sold.

Directors, Senior Management and Employees

E. Share Ownership, page 80

12. We note from your discussion under the caption "Stock Option Plans" on page 81 that you have entered into individual stock option agreements with, among others, your directors and executive officers. Please provide the information regarding options required by Item 6.E.1 of Form 20-F. In addition, please clarify whether your disclosure of the number of shares owned by your directors and executive officers includes those shares that may be purchased pursuant to their outstanding stock options.

Financial Information

Labor Claims, page 84

13. We note that as of December 31, 2007, you are a defendant in approximately 2,096 labor claims from your ordinary course of business. Please discuss generally the alleged legal and factual bases for these claims.

Additional Information

H. Documents on Display, page 111

14. The address of the U.S. Securities and Exchange Commission, including its public reference room, is 100 F Street, N.E., Washington DC 20549. In future filings, please correctly state the SEC's address.

Controls and Procedures

(a) Disclosure Controls and Procedures, page 113

15. We note your statement that your procedures are effective "for gathering, analyzing and disclosing the information we are required to disclose… ." We note that this is a partial definition for the effectiveness standard set forth in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. If you continue to cite portions of the standard, please include the full definition.   Otherwise, please simply state that your disclosure controls and procedures are effective.

Exhibits, page 116

16. We note from the first and fourth paragraphs on page 20 that you have entered into partnership and related agreements with Odebrecht Empreendimentos and Cipesa. Please file these agreements as exhibits to your annual report on Form 20-F or otherwise explain supplementally why you consider these agreements to be immaterial. See 4(a) of the Instructions as to Exhibits on Form 20-F.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17. Please have your auditors revise their audit opinion in future filings to include an electronic signature.

Consolidated Statements of Changes in Financial Position, page F-8

18. We note the subtotal "resources provided by operations". Please tell us which provisions of Brazilian GAAP either require or expressly permit this measure. It appears to represent net income adjusted for non-cash items which is considered a non-GAAP item by Item 10(e)(5) of Regulation S-K. If Brazilian GAAP neither requires nor expressly permits this measure, please remove the subtotal from your financial statements.

Note 3 –Significant Accounting Policies, page F-11

19. Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your real estate development line item. If you do not allocate a portion of your depreciation and amortization in this line item, please tell us which provisions of Brazilian GAAP either require or expressly permit exclusion of depreciation and amortization from gross profit. See Item 10(e)(5) of Regulation S-K. Otherwise, please:

- Remove the gross profit subtotal from your financial statements;
- Revise your description of the real estate development line item on the face of your statement of income and elsewhere throughout the filing to read somewhat as follows: "Real estate development (exclusive of depreciation and amortization shown separately below)."; and
- Present the amount of depreciation and amortization as a separate line item on the face of your financial statements.

20. As a related matter, if Brazilian GAAP does not specifically permit exclusion of depreciation and amortization from gross profit and you present gross profit outside of the financial statements, please revise your filings to re-name gross profit with another title that is not confusingly similar to a GAAP measure and revise your filing to provide the non-GAAP disclosures required by Item 10 of Regulation S-K.

21. Please revise your accounting policy footnote to disclose the types of sale incentives that you use (if any) and how you account for these sales incentives.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- The company is responsible for the adequacy and accuracy of the disclosure in their filings;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief